UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Knobias, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

49915R 10 1

(CUSIP Number)

E. Key Ramsey

Building 2, Suite 500

875 North Park Drive

Ridgeland, Mississippi 39158

(601) 978-3399, ext. 106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49915R 10 1	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Internet Productions, LLC 64-0905137
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,269,346 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 12,269,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,269,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 49915R 10 1	Page 3 of 8 Pages

ITEM 1. SECURITY AND COMPANY.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Knobias, Inc., a Delaware corporation (the “Company”). This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s principal executive office is located at Building 2, Suite 500, 875 North Park Drive, Ridgeland, Mississippi 39158.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed on behalf of Internet Productions, LLC, a Mississippi limited liability company. Internet Productions, LLC is a private investment limited liability company, the principal asset of which is the Common Stock owned by it. Internet Productions, LLC is a manager-managed limited liability company and, accordingly, its members have no voting or dispositive power with respect to the shares of Common Stock owned by it. In accordance with General Instruction C to Schedule 13D, the information set forth in Items 2 through 6 hereof is being provided with respect to Internet Productions, LLC and E. Key Ramsey, who is the sole manager of Internet Productions, LLC and, accordingly, has sole voting and dispositive power with respect to all shares of Common Stock owned by Internet Productions, LLC. E. Key Ramsey and Internet Productions, LLC are jointly referred to as the “Reporting Persons.”

(b) The address of the principal business office of the Reporting Persons is Building 2, Suite 500, 875 North Park Drive, Ridgeland, Mississippi 39158.

(c) E. Key Ramsey is the Chairman, President and Chief Executive Officer of the Company.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Mississippi limited liability company. E. Key Ramsey is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 15, 2004, the Company consummated a “reverse merger” transaction (the “Merger”), in which the Company caused KHI Acquisition, Inc., a Delaware corporation and its

CUSIP No. 49915R 10 1	Page 4 of 8 Pages

wholly owned subsidiary, to be merged with and into Knobias Holdings, Inc., a Delaware corporation (“Knobias”). In connection with the Merger, the security holders of Knobias received shares of Common Stock in exchange for their Knobias securities. As of the effective time of the Merger, Internet Productions, LLC was the owner of 5,427,940 shares of Class A Common Stock of Knobias, which shares were acquired by it in connection with the organization of Knobias in 2000. As a result of the Merger, Internet Productions received 12,269,346 shares of Common Stock in exchange for its Knobias shares. As of the date hereof, the Reporting Persons beneficially own 12,269,346 shares of Common Stock, constituting approximately 24.2% of the Common Stock outstanding.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of the shares of Common Stock was effected in accordance with the terms and conditions of the Agreement and Plan of Reorganization, dated June 30, 2004, by and among the Company, Knobias and KHI Acquisition Co. (the “Merger Agreement”). The purpose of the Merger transaction was to cause Knobias to become a wholly owned subsidiary of the Company and to cause a change in control of the Company, which in recent years has not been engaged in any substantial activity. The Company continues to be a reporting company under the federal securities laws and the Common Stock continues to be quoted on the OTC Bulletin Board. The only business activities of the Company are the business of Knobias.

The Reporting Persons intend to continue to review and evaluate the investment in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company’s business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock or other securities of Company at any time. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As described in Item 3, as of the date of this Schedule 13D, Internet Productions, LLC owns, and E. Key Ramsey, as the sole manager thereof, controls the voting and disposition of, 12,269,346 shares of Common Stock. These shares represent approximately 24.2% of the shares of Common Stock outstanding based on 50,666,667 shares of the Company’s Common Stock outstanding, as reported in the Company’s current report on Form 8-K dated November 19, 2004.

CUSIP No. 49915R 10 1	Page 5 of 8 Pages

(b) Internet Productions, LLC has the power to vote or to direct the vote and to dispose or to direct the disposition of the 12,269,346 shares of Common Stock beneficially owned by it as of the date hereof. E. Key Ramsey, as the sole manager of Internet Productions, LLC, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past 60 days is set forth in response to Item 3 above and is incorporated herein by reference. Except for the acquisition of shares of Common Stock in connection with the Merger, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons. The Common Stock issued to the owners of Knobias securities in consideration for the conversion and exchange of their securities pursuant to the Merger Agreement was not registered under the Securities Act of 1933 (the “Securities Act”), in reliance upon Rule 506 of Regulation D of the Securities Act.

(d) No person other than Internet Productions, LLC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Internet Productions, LLC.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 15, 2004, the Company entered into a Standby Equity Distribution Agreement with Cornell Capital Partners, LP. In connection therewith, the executive officers and directors of the Company, including E. Key Ramsey, entered into lock-up agreements pursuant to which they agreed not to offer, sell or otherwise dispose of all or a portion of the shares of Common Stock owned by them, until the expiration of the Standby Equity Distribution Agreement, except for sales pursuant to SEC Rule 144.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Lockup Agreement dated as of November 15, 2004, executed by E. Key Ramsey.

CUSIP No. 49915R 10 1	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2004

Internet Productions, LLC

By:	/s/ E. Key Ramsey
Name:	E. Key Ramsey
Title:	Authorized Manager

CUSIP No. 49915R 10 1	Page 7 of 8 Pages

EXHIBIT INDEX

1.	Lockup Agreement dated as of November 15, 2004, executed by E. Key Ramsey

CUSIP No. 49915R 10 1	Page 8 of 8 Pages

Exhibit 1

KNOBIAS, INC.

The undersigned hereby agrees that for a period commencing on the date hereof and expiring on the termination of the Agreement dated November 15, 2004 between Knobias, Inc. (the “Company”) and Cornell Capital Partners, LP (the “Investor”) (the “Lock-up Period”), he, she or it will not, directly or indirectly, without the prior written consent of the Investor, issue, offer, agree or offer to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute or otherwise encumber or dispose of (except pursuant to Rule 144 of the General Rules and Regulations under the Securities Act of 1933, as amended) any securities of the Company, including common stock or options, rights, warrants or other securities underlying, convertible into, exchangeable or exercisable for or evidencing any right to purchase or subscribe for any common stock (whether or not beneficially owned by the undersigned), or any beneficial interest therein (collectively, the “Securities”).

In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Company’s securities with respect to any of the Securities registered in the name of the undersigned or beneficially owned by the undersigned.

Dated: November 15, 2004

/s/ E. Key Ramsey
Signature

Address:	Building 2, Suite 500
875 North Park Drive
Ridgeland, MS 39158

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